SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

IDM PHARMA, INC.
(Name of Subject Company (Issuer))

TAKEDA PHARMACEUTICAL COMPANY LIMITED

TAKEDA AMERICA HOLDINGS, INC.

JADE SUBSIDIARY CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01
(Title of Class of Securities)

449394105
(CUSIP Number of Class of Securities)

Laurie B. Keating

Takeda America Holdings, Inc.

40 Landsdowne Street

Cambridge, MA 02139

(617) 679-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

with copies to:

David E. Redlick

Graham Robinson

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street
Boston, Massachusetts 02109
(617) 526-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$79,289,850	$4,425

*                 Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The transaction valuation was calculated by multiplying (a) the closing cash payment of $2.64 per share by (b) the number of shares of common stock, par value $0.01 per share (“Shares”), of IDM Pharma, Inc. (“IDM”) outstanding on a fully diluted basis as of May 18, 2009 as represented by IDM, consisting of (x) 25,278,599 Shares issued and outstanding, (y) 1,378,023 Shares issuable upon exercise of outstanding options and (z) 3,377,412 Shares issuable upon exercise of outstanding warrants.

**          The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act by multiplying the transaction valuation by 0.0000558.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,425	Filing Party:	Takeda Pharmaceutical Company Limited,
Form or Registration No.:	Schedule TO	Takeda America Holdings, Inc. and Jade Subsidiary Corporation

		Date Filed:	May 26, 2009

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (“SEC”) on May 26, 2009, as amended and supplemented by Amendment No. 1 filed with the SEC on May 29, 2009 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC on June 2, 2009 (“Amendment No. 2”), by Jade Subsidiary Corporation (“Offeror”), a Delaware corporation and wholly owned subsidiary of Takeda America Holdings, Inc. (“Takeda America”), which is a New York corporation and wholly owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan, relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of IDM Pharma, Inc., a Delaware corporation (“IDM”), at a price of $2.64 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (together with the Offer to Purchase, the “Offer”).  All references to the Offer to Purchase, the Letter of Transmittal and the Offer include any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, respectively.  The Offer Price will be subject to any required withholding of taxes, and no interest will be paid thereon.  The Offer is made pursuant to an Agreement and Plan of Merger, dated as of May 18, 2009 (the “Merger Agreement”), among Takeda America, Offeror and IDM.  Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

All references to the Schedule TO mean the Schedule TO, as amended by Amendment No. 1 and Amendment No. 2.  All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“As disclosed in the Tender Offer Statement on Schedule TO originally filed with the SEC on May 26, 2009, as amended and supplemented by Amendment No. 1 filed with the SEC on May 29, 2009 and Amendment No. 2 filed with the SEC on June 2, 2009, Richard Hartman and Bryan Burnett filed a lawsuit in the Superior Court of the State of California, Orange County (Civil Action Case No 30-2009-00270784) on May 22, 2009 against IDM, each member of IDM’s board of directors including its President and Chief Executive Officer, Takeda America and us.

On May 27, 2009, the plaintiffs filed an Amended Complaint in the Superior Court of the State of California, Orange County.  The Amended Complaint alleges that (1) the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to IDM stockholders in connection with the Offer, (2) IDM failed to disclose certain information to its stockholders in connection with the Offer and (3) the consideration being offered pursuant to the Offer is inadequate. The Amended Complaint seeks to be certified as a class action on behalf of the public stockholders of IDM and seeks injunctive relief enjoining the Offer, or, in the event the Offer has been consummated prior to the court’s entry of final judgment, rescinding the Offer or awarding rescissory damages.  The Amended Complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys’ and experts’ fees and expenses.

Defendants believe that the Amended Complaint is entirely without merit and that they have valid defenses to all claims. Nevertheless, and despite their belief that they ultimately would have prevailed in the defense of plaintiffs’ claims, to minimize the costs associated with this litigation, on June 18, 2009 the defendants entered into a memorandum of understanding (“MOU”) with the parties to the Amended Complaint providing for the settlement of the allegations in the Amended Complaint. Subject to court approval and further definitive documentation, the MOU resolves the allegations by the plaintiffs against the defendants in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including without limitation the Offer and the Merger, and provides a release and settlement by the purported class of IDM’s stockholders of all claims against the defendants and their affiliates and agents in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including without limitation the Offer and the Merger. Pursuant to the terms of the MOU, IDM will provide additional supplemental disclosures to its Schedule 14D-9 (as set forth in the 14D-9 filed by IDM on June 18, 2009).  The defendants have also agreed not to oppose any fee application by plaintiffs’ counsel that does not exceed $250,000. The settlement, including the payment by IDM or any successor thereto of any such attorneys’ fees, is also contingent upon, among other things, the Merger becoming effective under Delaware law. In the event that the settlement is not approved and such conditions are not satisfied, the defendants will continue to vigorously defend against the allegations in the Amended Complaint.

As disclosed in Amendment No. 2 to the Tender Offer Statement on Schedule TO originally filed with the SEC on June 2, 2009, on May 29, 2009, a lawsuit was filed in the Superior Court of the State of California, Orange County (Case No. 30-2009-00272055), against IDM, each member of IDM’s board of directors including its President and Chief Executive Officer, Takeda America and Offeror. The action was brought by Young Chang, who claims to be a stockholder of the IDM, on his own behalf, and seeks certification as a class action on behalf of all IDM stockholders, except the defendants and their affiliates. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to IDM stockholders in connection with the Offer and the Merger, including with respect to the Offer Price and other terms of the Merger Agreement and the process by which the Merger Agreement was approved by IDM’s board of directors. The complaint seeks injunctive relief enjoining the Offer and the Merger and a declaration that the Offer and the Merger were entered into in breach of the fiduciary duties of the defendants and rescinding and invalidating the Merger Agreement or other agreements defendants entered into in connection with the Offer and the Merger.  The complaint also demands defendants be directed to exercise their fiduciary duties to obtain a transaction that is in the best interest of IDM stockholders, the imposition of a constructive trust, in favor of plaintiff and the class, upon any benefits improperly received by defendants, and an award of costs and disbursements, including a reasonable allowance for attorneys’ and experts’ fees.   On June 18, 2009, the plaintiffs voluntarily dismissed their complaint.”

Item 12.                                                    Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(H)                                        Memorandum of Understanding, dated June 18, 2009, by and among (i) Levi & Korsinsky, L.L.P., Lead Counsel for Plaintiffs Richard Hartman and Bryan Burnett and the Class, (ii) Cooley Godward Kronish LLP, Counsel for Defendants IDM Pharma, Inc., Timothy Walbert, Michael Grey, John McKearn, Robert Beck and Gregory Tibbits and (iii) Wilmer Cutler Pickering Hale and Dorr LLP, Counsel for Defendants Takeda America Holdings, Inc. and Jade Subsidiary Corporation.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2009

JADE SUBSIDIARY CORPORATION

By:	/s/ Laurie B. Keating
	Name:	Laurie B. Keating
	Title:	President

TAKEDA AMERICA HOLDINGS, INC.

By:	/s/ Laurie B. Keating
	Name:	Laurie B. Keating
	Title:	Attorney-in-fact

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:	/s/ Laurie B. Keating
	Name:	Laurie B. Keating
	Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.

*(a)(1)(A)	Offer to Purchase, dated May 26, 2009.

*(a)(1)(B)	Form of Letter of Transmittal.

*(a)(1)(C)	Form of Notice of Guaranteed Delivery.

*(a)(1)(D)	Form of Letter from The Altman Group to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(5)(A)

Press Release jointly issued by Takeda Pharmaceutical Company Limited and IDM Pharma, Inc. on May 18, 2009, announcing the execution of the Agreement and Plan of Merger among Takeda America, Offeror and IDM (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Takeda America on May 18, 2009).

*(a)(5)(B)	Form of Summary Advertisement published in The Wall Street Journal on May 26, 2009.

*(a)(5)(C)	Press Release issued by Takeda Pharmaceutical Company Limited, dated May 26, 2009, announcing the commencement of the Offer.

*(a)(5)(D)	Notice dated May 26, 2009 from IDM to Holders of Stock Options under the IDM 1989 and 2000 Stock Option Plans.

*(a)(5)(E)	Complaint filed on May 22, 2009 in the Superior Court of the State of California, Orange County.

*(a)(5)(F)	Amended Complaint filed on May 27, 2009 in the Superior Court of the State of California, Orange County.

*(a)(5)(G)	Complaint filed on May 29, 2009 in the Superior Court of the State of California, Orange County.

(a)(5)(H)

Memorandum of Understanding, dated June 18, 2009, by and among (i) Levi & Korsinsky, L.L.P., Lead Counsel for Plaintiffs Richard Hartman and Bryan Burnett and the Class, (ii) Cooley Godward Kronish LLP, Counsel for Defendants IDM Pharma, Inc., Timothy Walbert, Michael Grey, John McKearn, Robert Beck and Gregory Tibbits and (iii) Wilmer Cutler Pickering Hale and Dorr LLP, Counsel for Defendants Takeda America Holdings, Inc. and Jade Subsidiary Corporation.

*(d)(1)

Agreement and Plan of Merger, dated as of May 18, 2009, among Takeda America, Offeror and IDM incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by IDM on May 18, 2009).

*(d)(2)	Confidentiality Agreement, dated as of December 8, 2006, between Millennium Pharmaceuticals, Inc. and IDM Pharma, Inc.

*(d)(3)

Stockholders’ Agreement, dated as of May 18, 2009, entered into between Takeda America and each of Micro Cap Partners, L.P., Palo Alto Fund II, L.P., Palo Alto Healthcare Master Fund, L.P., Palo Alto Healthcare Master Fund II, L.P., Palo Alto Small Cap Master Fund, L.P., UBTI Free, L.P., Medarex, Inc., Timothy P. Walbert, John P. McKearn, Robert J. De Vaere, Jeffrey W. Sherman, Timothy C. Melkus, Michael G. Grey, Robert Beck and Gregory J. Tibbitts (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by IDM on May 18, 2009).

* Previously filed.

Schedule 1

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Laurie Bartlett Keating and Jeannette Potts, and each of them, its true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for it and in its name, place, and stead, in any and all capacities, to sign any and all filings, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission relating to the tender offer for shares of common stock of IDM Pharma, Inc. or subsequent merger of Jade Subsidiary Corporation with IDM Pharma, Inc., and hereby grants to each such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Dated: May 28, 2009

TAKEDA AMERICA HOLDINGS, INC.

By:	/s/ Iwaaki Taniguchi
Name:	Iwaaki Taniguchi
Title:	President

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:	/s/ Hiroshi Shinha
Name:	Hiroshi Shinha
Title:	Member of the Board
General Manager, Legal Department